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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          KINDER MORGAN MANAGEMENT, LLC
                                (Name of Issuer)

                                   ----------

                                     SHARES
                         (Title of Class of Securities)

                                   ----------

                                   49455U 10 0
                                 (CUSIP Number)

                              MR. JOSEPH LISTENGART
                               KINDER MORGAN, INC.
                          ONE ALLEN CENTER, SUITE 1000
                                500 DALLAS STREET
                              HOUSTON, TEXAS 77002
                                 (713) 369-9000
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:
                               MR. GARY W. ORLOFF
                          BRACEWELL & PATTERSON, L.L.P.
                           SOUTH TOWER PENNZOIL PLACE
                        711 LOUISIANA STREET, SUITE 2900
                            HOUSTON, TEXAS 77002-2781
                                 (713) 221-1306

                                   ----------

                                  MAY 18, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                  SCHEDULE 13D
================================================================================
CUSIP NO.: 49455U 10 0
================================================================================

1    NAME OF REPORTING PERSON
     Kinder Morgan, Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
     [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas
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7    SOLE VOTING POWER

     1,487,500
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8    SHARED VOTING POWER

     0
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9    SOLE DISPOSITIVE POWER

     1,487,500
--------------------------------------------------------------------------------

10   SHARED DISPOSITIVE POWER

      0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     1,487,500
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

     [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO
================================================================================

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                            STATEMENT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

         This statement on Schedule 13D relates to the shares (the "Shares") of Kinder Morgan Management, LLC, a Delaware limited liability company (the "Issuer"), whose principal executive offices are located at One Allen Center, Suite 1000, 500 Dallas Street, Houston, Texas 77002. At any time after July 2, 2001, owners of Shares may exchange some or all of their whole Shares for common units of Kinder Morgan Energy Partners, L.P. owned by the Reporting Person and its subsidiaries on a one-for-one basis, subject to adjustment by the Reporting Person. At any time, instead of delivering a common unit, the Reporting Person may make a cash payment with respect to any Share surrendered for exchange.

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person"). The Reporting Person is an energy services provider whose principal business units are: (1) Natural Gas Pipeline Company of America and certain affiliates, a major interstate natural gas pipeline and storage system, (2) retail natural gas distribution, the regulated sale of natural gas to residential, commercial and industrial customers and non-utility sales of natural gas to certain utility customers under the Choice Gas Program and (3) power generation and the construction and operation of natural gas-fired electric generation facilities, together with various other activities not constituting separately managed or reportable business segments. The operations of Kinder Morgan Energy Partners, L.P., a master limited partnership in which the Reporting Person indirectly holds the general partner interest, include (i) liquids and refined products pipelines, (ii) transportation and storage of natural gas, (iii) carbon dioxide production and transportation and (iv) bulk terminals. The address of the principal business and office of the Reporting Person is One Allen Center, Suite 1000, 500 Dallas Street, Houston, Texas 77002.

         Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

         Neither the Reporting Person nor, to the undersigned's knowledge, any person listed on Appendix A hereto, during the last five years (a) has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person paid $104,734,875.00 from working capital to purchase the Shares.

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ITEM 4. PURPOSE OF THE TRANSACTION

         The Reporting Person holds the Shares as reported herein for the purpose of investment. The Reporting Person has no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As set forth herein, the Reporting Person beneficially owns 1,487,500 Shares, which represent 10.0% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date. The persons listed on Appendix A disclaim any beneficial ownership of the Shares owned by the Reporting Person. Please see Appendix A for the beneficial ownership of the directors and executive officers of the Reporting Person.

         (b) As set forth herein, the Reporting Person has sole voting and dispositive power over the 1,487,500 Shares that it beneficially owns. The Reporting Person does not share voting or dispositive power over any Shares. Each of the persons listed on Appendix A has sole voting and dispositive power over the shares that he beneficially owns. Each of the persons listed on Appendix A does not share voting or dispositive power over any Shares.

         (c) The Reporting Person and the persons listed on Appendix A acquired the Shares listed herein on May 18, 2001 from the Issuer at $70.41 per Share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth, or incorporated by reference, in Items 1 through 5 is hereby incorporated herein by reference. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

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                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: May 18, 2001                    KINDER MORGAN, INC.



                                       By: /s/ Joseph Listengart
                                          --------------------------------------
                                               Joseph Listengart
                                               Vice President, General Counsel
                                               and Secretary





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                                   APPENDIX A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                         OFFICERS OF KINDER MORGAN, INC.

         Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of each director and executive officer of the Reporting Person. The principal address of the Reporting Person, the Issuer, and Kinder Morgan G.P., Inc. ("KMGP"), and, unless otherwise indicated, the current business address for each individual listed below, is One Allen Center, Suite 1000, 500 Dallas Street, Houston, Texas 77002. Each director or executive officer listed below is a citizen of the United States.

                                                                                                  Number of Shares
                                                                                                 Beneficially Owned
    Name and Address                                                                          (Percentage of the Shares
(if different from above)               Present Principal Occupation and Position                    Outstanding)
-------------------------               -----------------------------------------             -------------------------
Richard D. Kinder                       Mr. Kinder is the Chairman of the Board                  10,000 (less than 1%)
                                        of Directors and Chief Executive Officer
                                        of the Reporting Person. Mr. Kinder's
                                        present principal occupation is the
                                        foregoing and Chairman of the Board of
                                        Directors and Chief Executive Officer
                                        of KMGP and the Issuer.

William V. Morgan                       Mr. Morgan is the Vice Chairman of the                            0
                                        Board of Directors and President of the
                                        Reporting Person. Mr. Morgan's present
                                        principal occupation is the foregoing
                                        and Vice Chairman of the Board of
                                        Directors and President of KMGP and
                                        the Issuer.

William V. Allison                      Mr. Allison is Vice President                                     0
                                        (President, Natural Gas Pipeline
                                        Operations) of the Reporting Person. Mr.
                                        Allison's present principal occupation
                                        is the foregoing and Vice President
                                        (President, Natural Gas Pipeline
                                        Operations) of KMGP and the Issuer.

Edward H. Austin, Jr.                   Mr. Austin is a Director of the                                   0
112 East Pecan, Suite 2800              Reporting Person. Mr. Austin's principal
San Antonio, TX 78205-1531              occupation is principal of Austin,
                                        Calvert & Flavin, Inc., an investment
                                        advisory firm located at 112 East Pecan,
                                        Suite 2800, San Antonio, TX 78205-1531.


Charles W. Battey                       Mr. Battey is a Director of the                                   0
7500 W. 110th Street                    Reporting Person. Mr. Battey's principal
Overland Park, KS 66210-2329            occupation is independent consultant and
                                        active community volunteer based in
                                        Kansas City.

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
                                                                                                  Number of Shares
                                                                                                 Beneficially Owned
    Name and Address                                                                          (Percentage of the Shares
(if different from above)               Present Principal Occupation and Position                    Outstanding)
-------------------------               -----------------------------------------             -------------------------
Stewart A. Bliss                        Mr. Bliss is a Director of the Reporting                          0
370 17th Street, Suite 3600             Person. Mr. Bliss's principal occupation
Denver, CO  80202                       is Financial Consultant and Senior
                                        Business Advisor for Green, Manning &
                                        Bunch, Ltd., located at 370 17th Street,
                                        Suite 3600, Denver, CO 80202.

David G. Dehaemers, Jr.                 Mr. Dehaemers is Vice President,                                  0
                                        Corporate Development of the Reporting
                                        Person. Mr. Dehaemers' present principal
                                        occupation is the foregoing and Vice
                                        President, Corporate Development of KMGP
                                        and the Issuer.

Ted A. Gardner                          Mr. Gardner is a Director of the                                  0
One First Union Center                  Reporting Person. Mr. Gardner's
5th Floor                               principal occupation is Managing Partner
301 College Street                      of First Union Capital Partners and
Charlotte, NC  28288-0732               Senior Vice President of First Union
                                        Corporation. The address of First Union
                                        Capital Partners and First Union
                                        Corporation is One First Union Center,
                                        5th Fl., 301 College Street, Charlotte,
                                        NC 28288-0732.


William J. Hybl                         Mr. Hybl is a Director of the Reporting                           0
10 Lake Circle                          Person. Mr. Hybl's principal occupation
Colorado Springs, CO 80906              is Chairman of the Board of Directors,
                                        Chief Executive Officer and Trustee of
                                        El Pomar Foundation, a charitable
                                        foundation located at 10 Lake Circle,
                                        Colorado Springs, CO 80906.


Joseph Listengart                       Mr. Listengart is Vice President,                                 0
                                        General Counsel and Secretary of the
                                        Reporting Person. Mr. Listengart's
                                        present principal occupation is the
                                        foregoing and Vice President, General
                                        Counsel and Secretary of KMGP and the
                                        Issuer.

Michael C. Morgan                       Mr. Morgan is Vice President, Strategy                   1,000 (less than 1%)
                                        and Investor Relations of the Reporting
                                        Person. Mr. Morgan's present principal
                                        occupation is the foregoing and Vice
                                        President, Strategy and Investor
                                        Relations of KMGP and the Issuer.

Edward Randall, III                     Mr. Randall is a Director of the                                  0
5851 San Felipe, Suite 850              Reporting Person. Mr. Randall's
Houston, TX  77057                      principal occupation is private
                                        investor.

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
                                                                                                  Number of Shares
                                                                                                 Beneficially Owned
    Name and Address                                                                          (Percentage of the Shares
(if different from above)               Present Principal Occupation and Position                    Outstanding)
-------------------------               -----------------------------------------             -------------------------
Fayez Sarofim                           Mr. Sarofim is a Director of the                                  0
909 Fannin Street, Suite 2907           Reporting Person. Mr. Sarofim's
Houston, TX 77010                       principal occupation is President and
                                        Chairman of the Board of Fayez Sarofim &
                                        Co., an investment advisory firm located
                                        at 909 Fannin Street, Suite 2907,
                                        Houston, TX 77010.

C. Park Shaper                          Mr. Shaper is Vice President, Chief                      1,000 (less than 1%)
                                        Financial Officer and Treasurer of the
                                        Reporting Person. Mr. Shaper's present
                                        principal occupation is the foregoing
                                        and Vice President, Chief Financial
                                        Officer and Treasurer of KMGP and the
                                        Issuer.

James E. Street                         Mr. Street is Vice President, Human                               0
                                        Resources and Administration of the
                                        Reporting Person. Mr. Street's present
                                        principal occupation is the foregoing
                                        and Vice President, Human Resources and
                                        Administration of KMGP and the Issuer.

H. A. True, III                         Mr. True is a Director of the Reporting                           0
895 West River Cross Road               Person. Mr. True's principal occupation
Casper, WY 82601                        is owner and director of the True
                                        Companies, which are involved in energy,
                                        agriculture and financing, and are
                                        located at 895 West River Cross Road,
                                        Casper WY 82601.


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